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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

DUSA PHARMACEUTICALS, INC.
(Name of Subject Company)

CARACO ACQUISITION CORPORATION
(Name of Filing Person (Offeror))
a wholly-owned subsidiary of

CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of Filing Person (Parent of Offeror))

SUN PHARMA GLOBAL, INC.
(Name of Filing Person (Other Person))

SUN PHARMACEUTICAL INDUSTRIES LIMITED
(Name of Filing Person (Other Person))

DILIP S. SHANGHVI
(Name of Filing Person (Other Person))

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)
 266898105
(CUSIP Number of Class of Securities)
 Mukul Rathi
Caraco Acquisition Corporation
1150 Elijah McCoy Drive
Detroit, MI 48202
Telephone: (313) 871-8400
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
 with copies to:
Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street
6th Floor at Ford Field
Detroit, MI 48226
Tel: (313) 259-7777 Fax: (313) 393-7579

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Fling Fee(2)

$227,454,630	$31,024.81

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 25,027,683 shares of common stock, no par value, of DUSA Pharmaceuticals, Inc. outstanding multiplied by the offer price of $8.00 per share, (ii) 2,310,874 shares of common stock issuable pursuant to outstanding options multiplied by the offer price of $8.00 per share less $4.13, which is the weighted average exercise price of outstanding options, (iii) 1,549,000 outstanding restricted shares multiplied by the offer price of $8.00 per share, and (iv) 1,145,259 shares of common stock issuable pursuant to outstanding warrants multiplied by the offer price of $8.00 per share less $2.85, which is the exercise price of outstanding warrants. The calculation of the filing fee is based on information provided by DUSA Pharmaceuticals, Inc. as of November 8, 2012.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00013640.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,024.81	Filing Party: Caraco Acquisition Corporation
Form or Registration No.: SC TO-T	Date Filed: November 21, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 21, 2012 (which, together with this Amendment, Amendment No. 1 filed on November 29, 2012, and any subsequent amendments and supplements thereto, collectively constitute this "Schedule TO"). This Schedule TO relates to the tender offer by Caraco Acquisition Corporation, a New Jersey corporation (the "Purchaser") and a wholly owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation ("CPL") and subsidiary of Sun Pharmaceutical Industries Limited, an Indian corporation ("Sun Pharma"), for all of the outstanding shares of common stock, no par value per share ("Shares"), of DUSA Pharmaceuticals Inc., a New Jersey corporation ("DUSA"), at a price of $8.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 21, 2012 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the "Offer." CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands ("Sun Global"), and Sun Pharma. Sun Global is wholly owned by Sun Pharma. Dilip S. Shanghvi is the controlling shareholder of Sun Pharma.

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

        This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11.    Additional Information

Regulation M-A Item 1011

        Item 11 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" by adding the following paragraphs at the end of the last paragraph under the heading "Legal Proceedings":

          "The Purchaser, CPL and Sun Pharma have been made aware of the filing of a putative shareholder class action complaint in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Stein v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-97-12. The complaint, which was amended on November 26, 2012, names as defendants DUSA, the Individual Defendants and the Purchaser. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that DUSA and the Purchaser aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in DUSA and by contractually preventing a higher offer from other interested buyers. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction, imposition of a constructive trust upon any benefits received by defendants as a result of their allegedly wrongful conduct, an accounting of all damages allegedly suffered by the shareholders, and an award of the costs and disbursements incurred by the shareholders in bringing the action, including attorneys' and experts' fees and expenses. The foregoing is qualified in its entirety by reference to the amended complaint, which is filed as Exhibit (a)(7).

          The Purchaser, CPL and Sun Pharma have been made aware of the filing of a putative shareholder class action complaint on November 14, 2012 in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Dharna v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-98-12. The complaint names as defendants DUSA, the Individual Defendants, Sun Pharma and the Purchaser. The complaint, which has not been served on Sun Pharma or the

  Purchaser, alleges generally that the Individual Defendants breached their fiduciary duties and that Sun Pharma aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in DUSA and by contractually preventing a higher offer from other interested buyers. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction, rescission (in the event the proposed transaction has been consummated prior to entry of a final judgment) or rescissory damages, an injunction against the Individual Defendants from initiating any defensive measures, an accounting of all damages allegedly suffered by the shareholders, and an award of the costs, fees and disbursements incurred by the shareholders in bringing the action, including attorneys' and experts' fees and expenses. The foregoing is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(8).

          The Purchaser, CPL and Sun Pharma have been made aware of the filing of a purportedly verified putative shareholder class action complaint on November 15, 2012 in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Hagen v. DUSA Pharmaceuticals, Inc., et. al., Docket No. Docket No. C-96-12. The complaint names as defendants DUSA, the Individual Defendants, Sun Pharma and the Purchaser. The complaint, which has not been served on Sun Pharma or the Purchaser, alleges generally that the Individual Defendants breached their fiduciary duties and that Sun Pharma and the Purchaser aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in DUSA and by contractually preventing a higher offer from other interested buyers. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction unless and until DUSA adopts or implements a procedure or process to enter into a merger agreement in a form satisfactory to the shareholders, rescission (in the event the proposed transaction has been consummated prior to entry of a final judgment) or rescissory damages, an accounting by the Individual Defendants of all damages allegedly suffered by the shareholders, and an award of the costs and disbursements incurred by the shareholders in bringing the action, including attorneys' and experts' fees. The foregoing is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(9).

          The Purchaser, CPL and Sun Pharma have been made aware of the filing of a putative shareholder class action complaint on November 30, 2012 in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Bourne v. DUSA Pharmaceuticals, Inc., et. al. The complaint names as defendants DUSA, the Individual Defendants and the Purchaser. The complaint, which has not been served on the Purchaser, alleges generally that the Individual Defendants breached their fiduciary duties and that the Purchaser aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in DUSA and by contractually preventing a higher offer from another interested buyer, and by failing to provide the shareholders with all information material to the transaction. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction unless and until DUSA adopts or implements a procedure or process to enter into a merger agreement in a form satisfactory to the shareholders, rescission (in the event the proposed transaction has been consummated prior to entry of a final judgment) or rescissory damages, an accounting by the Individual Defendants of all damages allegedly suffered by the shareholders, and an award of the costs and disbursements incurred by the shareholders in bringing the action, including attorneys' and experts' fees. The foregoing is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(10)."

Item 12.    Exhibits.

Regulation M-A Item 1016

        Item 12 of this Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit No.	Description
(a)(7)	Amended Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Stein v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-97-12.
(a)(8)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Dhama v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-98-12.
(a)(9)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Hagen v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-96-12.
(a)(10)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Bourne v. DUSA Pharmaceuticals, Inc., et. al.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012

CARACO ACQUISITION CORPORATION
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	President
SUN PHARMACEUTICAL INDUSTRIES LIMITED
By:	/s/ DILIP S. SHANGHVI
	Name:	Dilip S. Shanghvi
	Title:	Managing Director
SUN PHARMA GLOBAL, INC.
By:	/s/ HARIN MEHTA
	Name:	Harin Mehta
	Title:	Managing Director
CARACO PHARMACEUTICAL LABORATORIES, LTD.
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	Interim Chief Financial Officer
DILIP S. SHANGHVI
/s/ DILIP S. SHANGHVI Dilip S. Shanghvi

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 21, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)
Press Release issued by Sun Pharmaceutical Industries Limited and DUSA Pharmaceuticals, Inc. on November 8, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).*
(a)(1)(G)	Summary Advertisement as published in the New York Times on November 21, 2012.*
(a)(5)
Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello V. Doman, et al., Docket No. MER-L-2688-12 (incorporated by reference to Exhibit (a)(10) to Schedule 14D-9 filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 21, 2012).*
(a)(6)	Amended Class Action Complaint in the Superior Court of New Jersey, Law Division, Mercer County captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.*
(a)(7)	Amended Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Stein v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-97-12.**
(a)(8)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Dhama v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-98-12.**
(a)(9)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Hagen v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-96-12.**
(a)(10)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Bourne v. DUSA Pharmaceuticals, Inc., et. al.**
(d)(1)
Agreement and Plan of Merger, dated as of November 8, 2012, by and among Sun Pharmaceutical Industries Limited, Caraco Acquisition Company and DUSA Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).*
(d)(2)	Confidentiality Agreement dated May 11, 2012 by and between DUSA Pharmaceuticals, Inc. and Sun Pharmaceutical Industries, Inc.*
(d)(3)
Form of Support Agreement (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Caraco Acquisition Corporation and Dilip S. Shanghvi with the Securities and Exchange Commission on November 21, 2012).*

*
Previously filed.
**
Filed herewith.

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CALCULATION OF FILING FEE
  Item 11. Additional Information
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX